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Exhibit 19

                ADDENDUM TO STOCK OPTION AGREEMENT

     THIS ADDENDUM to that certain Stock Option Agreement, dated September 1, 1996, executed by and between Upland Energy Corporation, a Utah corporation (the "Employer"), and Felix Ascanio (the "Executive") is entered into effective as of 27th day of May, 1997.

                             RECITALS

     1. The Employer has previously granted Executive certain options to purchase two hundred seventy-five thousand (275,000) shares of the common stock of Employer pursuant to the terms of the Stock Option Agreement.

     2. Executive has exercised such options and has paid Employer consideration for such stock.

     The Stock Option Agreement grants to Executive a "put" option to retransfer shares to the Employer in order to enable Executive to pay for the tax consequences associated with the exercise of the option.

     4. In consideration of the Executive's forbearance from the exercise of the put option, the Employer has agreed to advance certain funds to the Executive for the purpose of paying withholding taxes on Executive's behalf, to be repaid as set forth in this Agreement.

                            AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

     1. The Recitals are hereby incorporated by reference in this Agreement.

     2. The Employer has agreed to loan Eighty Four Thousand Three Hundred Seventy Six and no/100 Dollars ($84,376) to Executive, which shall be repaid to Employer by Employer withholding any bonuses Executive is entitled to receive pursuant to the terms of that certain Employment Agreement, dated October 1, 1996, by and between Employer and Executive, or at any time after ninety (90) days from the date of this Agreement, upon written demand by the Employer. The amount advanced to Executive by Employer shall bear interest at the rate of eight percent (8%) per annum.

     3. Executive and Employer hereby tentatively agree for the purpose of determining the value of the shares of stock purchased by Executive from Employer, that a value of One Dollar ($1.00) per share shall be used. Executive and Employer each acknowledge that Executive has designated a professional appraiser to prepare a formal written appraisal of the value of the shares, the cost for which will be paid by the Employer, and that the value of the shares will be adjusted to such value determined by the appraiser once the written appraisal report has been delivered. If the written appraisal indicates that the value of the stock is higher than the initial $1.00 value agreed to by the parties, then Employer shall pay such additional withholding taxes as may be required, and such amount shall be treated as an additional
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loan, repayable on the same terms as set forth in Section 2 above. Employer will defend Executive from any claim or challenge by the Internal Revenue Service to the value determined by the appraiser selected by Executive, and will hold Executive harmless from any interest, penalties, or other charges (but not additional income tax that may be owed) that may be assessed against Executive by the Internal Revenue Service. Executive and Employer also agree that if it is later determined by the Internal Revenue Service (after Employer has exhausted all reasonable appeals) that the value of the stock was higher than the value determined by the appraiser designated above, then the parties agree to adjust the purchase price of any stock previously purchased by Employer from Executive to the higher value determined by the Internal Revenue Service.

     4. Employer hereby agrees to grant to Executive a continuing put to the Employer to sell sufficient numbers of his shares, at the value agreed to in this Agreement (unless otherwise adjusted by the Internal Revenue Service as set forth above) until the earlier of: (a) Executive has repaid the loan advanced to him pursuant to this Agreement; or (b) written notice has been delivered to Executive giving Executive thirty (30) days in which to exercise such put option. In addition, in the event the Internal Revenue Service determines that the value of the shares sold to Executive exceeds the value determined by the appraiser, Employer agrees to grant to Executive a continuing put option to sell sufficient number of Executive's shares to Employer, at the value determined by the Internal Revenue Service, in order to enable Executive to pay for the additional tax liability generated by the exercise of Executive's option to purchase shares. Executive agrees to attempt to sell sufficient shares in the open market to pay such additional tax liability, so long as such sales do not have a material adverse effect on the market price of Employer's shares, and such sales are otherwise in compliance with all securities laws.

     AGREED AND ENTERED INTO as of the date first above written.

EXECUTIVE:                                EMPLOYER:
                                          UPLAND ENERGY CORPORATION, a Utah
                                          Corporation
/S/ Felix Ascanio                         By: /S/ Jack W. Hobbs, Director

Date:                              By: /S/ Lee Jackson, Director

                                   By:_______________________________
                                             Erwin Brown, Director

                                   Date: